EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 7 June 2022

6 June 2022	Director/PDMR Shareholding
1 June 2022	Total Voting Rights
30 May 2022	Publication of Final Terms
19 May 2022	Director/PDMR Shareholding
19 May 2022	Publication of a Supplementary Prospectus

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

7 June 2022	Annual Report & Accounts and Notice of 2022 AGM
25 May 2022	Sale completion of Narragansett Electric Company
19 May 2022	Board Changes
19 May 2022	National Grid Full Year Results 2021/22